UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ENTERTAINMENT GAMING ASIA INC.

(Name of Subject Company—Issuer)

EGT NEVADA HOLDING INC.

MELCO INTERNATIONAL DEVELOPMENT LIMITED

HO, LAWRENCE YAU LUNG

(Names of Filing Persons—Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29383V305

(CUSIP Number of Class of Securities)

Leung Hoi Wai, Vincent

c/o Melco International Development Limited

Penthouse, 38/F

The Centrium

60 Wyndham Street

Central

Hong Kong

+852-3151-3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

J. Alan Bannister

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-2310

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,065,928	$1,398

*	Estimated solely for purposes of calculating the filing fee. The calculation of the transaction value assumes the purchase of (i) all 5,086,146 outstanding shares of common stock, par value 0.001 per share (individually, a “Share” and collectively, the “Shares”), of Entertainment Gaming Asia Inc. (“Entertainment Gaming”) that are not already owned by EGT Nevada Holding Inc. (“Purchaser”) or its affiliates multiplied by $2.35 per Share and (ii) 540,406 Shares issuable pursuant to outstanding in the money options multiplied by $0.21, which is the offer price of $2.35 per Share minus the weighted average exercise price for such options of $2.14 per Share. The foregoing figures are as of March 15, 2017 based on information set forth in Entertainment Gaming’s filings with the SEC or otherwise provided by Entertainment Gaming to Purchaser.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,398
Form or Registration No.:	Schedule TO
Filing Party:	EGT Nevada Holding Inc. and Melco International Development Limited
Date Filed:	May 5, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement originally filed under cover of Schedule TO on May 5, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by EGT Nevada Holding Inc. (“Purchaser”), a Nevada corporation and a wholly owned indirect subsidiary of Melco International Development Limited (“Melco”), a Hong Kong-listed company, to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Entertainment Gaming Asia Inc. (“Entertainment Gaming”), a Nevada corporation, that are not already owned by Purchaser or its affiliates for $2.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. This Amendment is filed jointly by Melco, Purchaser and Mr. Ho, Lawrence Yau Lung (“Mr. Ho”), a citizen of Canada.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Schedule TO.

The Schedule TO is hereby amended as follows:

Items 1 through 9, Item 11 and Item 13.

The Offer and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1. Extension of Expiration Date. Purchaser has decided to extend the Expiration Date of the Offer until 5:00 p.m., New York City time, on June 13, 2017, unless the Offer is further extended. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on June 6, 2017. Accordingly, all references in the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) of the expiration date of the Offer being “5:00 p.m., New York City time, on June 6, 2017” are hereby amended and replaced with “5:00 p.m., New York City time, on June 13, 2017,” including each such reference on the cover page of the Offer to Purchase and in the sections of the Offer to Purchase titled “Summary Term Sheet,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment,” “The Offer—Section 3. Procedure for Tendering Shares” and “The Offer—Section 4. Withdrawal Rights.”

2. Filing Parties. The Offer is being amended to add Mr. Ho as a filing party, including, but not limited to, amending and restating the cover page of the Schedule TO to include Mr. Ho as a filing party. Based on his beliefs as to the reasonableness of the conclusions and analyses of Melco and Purchaser, Mr. Ho concurs with and expressly adopts the conclusions and analyses of Melco and Purchaser set forth in the Schedule TO and the Offer to Purchase and agrees that the Offer is substantively and procedurally fair to the unaffiliated stockholders of Entertainment Gaming.

3. Background.

(a) The sentence beginning “Due to persistently disappointing . . .” in the section of the Offer to Purchase titled “Special Factors—Section 1. Background” is amended and restated in its entirety as follows:

“Due to persistently disappointing financial performance, which has caused Entertainment Gaming to trade at a discount to its underlying net asset value, Melco has from time to time evaluated strategic alternatives with respect to its investment in Entertainment Gaming, including a potential sale of Entertainment Gaming, the sale or liquidation of the assets of Entertainment Gaming or a potential acquisition of Shares not already owned by Melco or its affiliates.”

(b) The section of the Offer to Purchase titled “Special Factors—Section 1. Background” is amended and restated by inserting the following paragraph immediately after the paragraph beginning “Due to persistently disappointing . . .”:

“Although these alternatives were considered, prior to commencement of the Offer Melco determined to seek to maximize the value of Entertainment Gaming through the exploration of various strategic acquisitions and dispositions. However, despite the collective efforts of management and the Entertainment Gaming Board, Entertainment Gaming has not been able to grow the business either organically or through acquisitions and has been unsuccessful in locating suitable acquisition targets, in particular in light of Entertainment Gaming’s limited scale and capitalization. As a result, Entertainment Gaming has consistently yielded disappointing financial results.”

(c) The sentence beginning “From time to time . . .” in the section of the Offer to Purchase titled “Special Factors—Section 1. Background” is amended and restated in its entirety as follows:

“From time to time in the past, in the course of conversations with other stockholders, representatives of Melco have received unsolicited requests from certain unaffiliated stockholders of Entertainment Gaming seeking that Melco effectuate a strategic transaction with respect to Entertainment Gaming for the benefit of all stockholders of Entertainment Gaming, including requests that Entertainment Gaming return capital to stockholders or deploy capital in strategic transactions or that Melco acquire all outstanding Shares that it does not currently beneficially own.”

(d) The section of the Offer to Purchase titled “Special Factors—Section 1. Background” is amended and restated by inserting the following paragraphs immediately after the paragraph beginning “From time to time . . .”:

“Although Melco has considered strategic alternatives in the past, due to the significant costs and burdens of operating as a public company and the continually declining financial performance of Entertainment Gaming, including a decrease in revenue and a net loss from continuing operations in each of the past five fiscal years, Melco believes there may no longer be a viable path for continuing to operate Entertainment Gaming’s business as a standalone public entity and desires to provide liquidity for Entertainment Gaming stockholders who wish to sell their Shares.

As a result, during the week of April 17, 2017, representatives of Melco spoke with an unaffiliated officer and the unaffiliated director of Entertainment Gaming to discuss operational matters and to inform Entertainment Gaming that Melco was considering a transaction to acquire the remaining Shares of Entertainment Gaming it did not already beneficially own. Entertainment Gaming requested that, in light of potential conflicts of interest between Melco and the Entertainment Gaming directors (as described in “Special Factors—Section 10. Interests of Certain Persons in the Offer”), Entertainment Gaming did not believe it would be able to meaningfully negotiate the terms of any transaction with Melco, and instead requested that if Melco intended to acquire the remaining Shares, Melco make a unilateral tender offer.”

4. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming.

(a) The sentence beginning “In structuring the transaction . . .” in the section of the Offer to Purchase titled “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming” is amended and restated as follows:

“In structuring the transaction as a tender offer followed by a possible merger, we considered, among other things, the following:”

(b) The section of the Offer to Purchase titled “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming” is amended and restated by inserting the following paragraph immediately preceding the paragraph beginning “We were aware of . . .”:

“Despite the benefits inherent in a tender offer followed by a short-form merger, we have decided not to condition the Offer on any minimum number of Shares being tendered in order to provide liquidity to any stockholder of Entertainment Gaming that wishes to sell his, her or its Shares for cash pursuant to the Offer, even if upon consummation of the Offer, Purchaser will not be able to complete the Merger.”

5. Our Position Regarding the Fairness of the Offer.

(a) The section of the Offer to Purchase titled “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is amended and restated by replacing the first two paragraphs thereof with the following:

“Under the SEC rules governing “going private” transactions, Melco, Mr. Ho and Purchaser are required to express their belief as to the fairness of the Offer to the “unaffiliated security holders” (as defined in Rule 13e-3 under the Exchange Act) of Entertainment Gaming. Melco, Mr. Ho and Purchaser are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of Melco, Mr. Ho and Purchaser should not be construed as a recommendation to any stockholder as to whether or not that stockholder should tender its Shares in the Offer.

Melco, Mr. Ho and Purchaser believe that the Offer is substantively fair to unaffiliated stockholders of Entertainment Gaming. This belief is based on the following factors, each of which, in our judgment, supports our view as to the fairness of the Offer:”

(b) The bullet point beginning “As further detailed in the appendix . . .” in the section of the Offer to Purchase titled “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is amended and restated by inserting the following sentence as the last sentence thereof:

“Because a liquidation sale would be unlikely to yield more than the book value of the assets of Entertainment Gaming, we believe the Offer also represents a premium over the liquidation value of Entertainment Gaming.”

(c) The sentence beginning “In addition, we believe . . .” in the section of the Offer to Purchase titled “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is amended and restated as follows:

“In addition, Melco, Mr. Ho and Purchaser believe that the Offer is procedurally fair to unaffiliated stockholders of Entertainment Gaming, based on the following factors:”

(d) The section of the Offer to Purchase titled “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is amended and restated by deleting the bullet point beginning “The Offer is conditioned upon . . .” in its entirety.

(e) The bullet point beginning “Each unaffiliated stockholder . . .” in the section of the Offer to Purchase titled “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is amended and restated in its entirety as follows:

“• Each unaffiliated stockholder is being treated equally in this Offer and is being provided the opportunity to sell its Shares if desired.”

(f) The bullet point beginning “In deciding whether to tender . . .” in the section of the Offer to Purchase titled “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is amended and restated in its entirety as follows:

“• In deciding whether to tender, unaffiliated stockholders have the opportunity to consider the reasons that the Entertainment Gaming Board has determined to remain neutral in the Offer, as well as the factors considered by the Entertainment Gaming Board, which are included in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Entertainment Gaming on May 19, 2017.”

(g) The section of the Offer to Purchase titled “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is amended and restated by inserting the following bullet point immediately after the bullet point beginning “If after the consummation of the Offer . . .”:

“• If we and our affiliates collectively own less than 90% of the Shares following the consummation of the Offer and, as a result, are unable to consummate the Merger, any unaffiliated stockholder of Entertainment Gaming who did not tender its Shares in the Offer will continue to be a stockholder of an entity controlled by Melco and will have the opportunity to participate in the future earnings, losses or liquidation proceeds, if any, of Entertainment Gaming.”

(h) The section of the Offer to Purchase titled “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is amended and restated by replacing the final four paragraphs thereof with the following:

“As described above, current market prices, historical market prices, net book value (described as net asset value) and liquidation value were factors in determining the fairness of the Offer. In reaching our conclusion as to fairness, we did not consider: (i) any third party report, opinion or appraisal; (ii) a specific going concern value; (iii) purchase prices paid in previous purchases of Shares; or (iv) any firm offers made by any unaffiliated person during the past two years.

We did not consider a specific going concern value in our consideration of fairness because Entertainment Gaming has experienced net losses from continuing operations in each of the past five fiscal years and, as such, do not believe a going concern valuation is meaningful. In addition, we neither sought nor received any third party report, opinion or appraisal in connection with the Offer.

While we considered the trading history of the Shares, and noted that in certain instances it reflected prices above the Offer Price, we concluded that these factors were not conclusive in determining current value. In our judgment, the prices paid in the past for Shares are not indicative of the value of the Shares as of the date of this Offer in light of Entertainment Gaming’s current business operations and future prospects. Entertainment Gaming has minimal ongoing operations and has experienced a decline in revenue in each of the past five fiscal years. In addition, we do not currently expect a material improvement of the financial performance of Entertainment Gaming if it continues to operate as a standalone public company. As a result, we believe the current net asset value of Entertainment Gaming is a more appropriate indicator of value than the prices paid in the past for Shares.

Third-party offers were not considered in reaching the conclusion as to fairness. We are not aware of any firm offers made by any third party to acquire Entertainment Gaming during the past two years. If Entertainment Gaming receives a superior third-party cash offer not subject to conditions, we would be willing to withdraw the Offer and sell Shares owned by us or our affiliates to any acquiror that offers a cash price per Share in excess of the Offer Price.

The foregoing discussion summarizes the material factors Melco, Mr. Ho and Purchaser considered in their consideration of the Offer. In view of the wide variety of factors considered, the amount of information considered and the complexity of these matters, we did not find it practicable to, and did not attempt to, rank, quantify, make specific assignments of, or otherwise assign relative weights to the specific factors considered in reaching their determination. We considered these factors as a whole, and in their totality considered them to be favorable to, and support, their determination. The view of Melco, Mr. Ho and Purchaser as to the fairness of the Offer to unaffiliated stockholders should not be construed as a recommendation to any stockholder as to whether or not that stockholder should tender its Shares in the Offer.”

6. Directors and Officers of Entertainment Gaming.

(a) The subsection titled “Executive Officers and Directors of Entertainment Gaming” in the section of the Offer to Purchase titled “Special Factors—Section 10. Interests of Certain Persons in the Offer” is amended and restated in its entirety as follows:

“Executive Officers and Directors of Entertainment Gaming. Currently, five of the six directors of Entertainment Gaming are executive officers or directors of Melco and/or its affiliates, including Purchaser. According to Entertainment Gaming’s public filings with the SEC, three of the directors are considered independent as determined by the Entertainment Gaming Board under the rules of the NASDAQ. Certain of the executive officers of Entertainment Gaming are or have been affiliated with Melco and/or its affiliates. If the Offer is consummated, we expect that those directors and executive officers who are affiliated with both Entertainment Gaming and Melco or its affiliates will continue to serve in their current capacities as employees of Melco or its affiliates. Such directors and executive officers currently hold a limited number of shares of Melco, constituting, in the aggregate, less than one percent of the outstanding equity interests of Melco, and we expect that such directors and executive officers will continue to hold the same amount of equity following the Offer. Except with respect to certain immaterial administrative tasks, such directors and executive officers have not participated in this Offer on behalf of Melco or its affiliates.”

(b) The description of Mr. Ho in Schedule I of the Offer to Purchase is amended and restated by replacing the sentence beginning “Mr. Ho is a director of both . . .” in its entirety as follows:

“Mr. Ho is a director of both Lasting Legend Ltd. and Better Joy Overseas Ltd., substantial shareholders of Melco.”

7. Certain Information Concerning Entertainment Gaming.

(a) The paragraph beginning “Except as specifically set forth herein . . .” in the section of the Offer to Purchase titled “The Offer—Section 8. Certain Information Concerning Entertainment Gaming” is amended and restated by deleting the final sentence thereof in its entirety.

(b) The paragraph beginning “Entertainment Gaming does not report . . .” in the section of the Offer to Purchase titled “The Offer—Section 8. Certain Information Concerning Entertainment Gaming” is amended and restated in its entirety as follows:

“Based on Entertainment Gaming’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, the book value per Share of Entertainment Gaming as of March 31, 2017 was approximately $2.06. Book value per Share, a non-GAAP financial measure often used by investors, was calculated by dividing total stockholders’ equity, a GAAP financial measure, by the number of Shares outstanding, in each case as reported in the March 31, 2017 Form 10-Q. Entertainment Gaming does not report its book value per Share in the reports it files with the SEC, and the measure is included herein solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Entertainment Gaming historically has not reported a ratio of earnings to fixed charges per Share based on publicly available information. However, in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Entertainment Gaming disclosed a loss per Share from continuing operations of 0.37, 0.27 and 0.36 for the fiscal years ended December 31, 2016, 2015 and 2014, respectively.”

8. Source and Amount of Funds. The sentence beginning “The funds to pay . . .” in the section of the Offer to Purchase titled “The Offer—Section 10. Source and Amount of Funds” is amended and restated in its entirety as follows:

“The funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger are expected to come from Melco’s cash on hand.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by adding the following exhibits:

Exhibit No.	Description

(a)(5)(F)	Press Release dated May 26, 2017 by EGT Nevada Holding Inc.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EGT Nevada Holding Inc.

By:	/s/ Dennis Tam

Name: Dennis Tam
Title: Director

Melco International Development Limited

By:	/s/ Evan Andrew Winkler

Name: Evan Andrew Winkler
Title: Director

Ho, Lawrence Yau Lung

By:	/s/ Ho, Lawrence Yau Lung

Date: May 26, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated May 5, 2017

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Advertisement as published in the Financial Times on May 5, 2017

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Letter dated May 5, 2017 to the Board of Directors of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit 5 to the Schedule 13-D amendment filed jointly by Melco International Development Limited, EGT Entertainment Holding Limited, and Mr. Ho, Lawrence Yau Lung with the SEC on May 5, 2017)

(a)(5)(B)*	Chairman’s Transmittal Letter dated May 19, 2017 to the Stockholders of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit (a)(1) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Entertainment Gaming Asia Inc. on May 19, 2017)

(a)(5)(C)*	Press Release dated May 19, 2017 by Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit (a)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Entertainment Gaming Asia Inc. on May 19, 2017)

(a)(5)(D)*	Letter dated May 23, 2017 to the Board of Directors of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit 6 to the Schedule 13-D amendment filed jointly by Melco International Development Limited, EGT Entertainment Holding Limited, and Mr. Ho, Lawrence Yau Lung with the SEC on May 23, 2017)

(a)(5)(E)*	Press Release dated May 23, 2017 by EGT Nevada Holding Inc.

(a)(5)(F)	Press Release dated May 26, 2017 by EGT Nevada Holding Inc.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(f)	The information set forth in the section of the Offer to Purchase titled “Special Factors—Section 7. Dissenter’s Appraisal Rights; Rule 13e-3” is incorporated herein by reference

(g)	Not applicable

(h)	Not applicable

*	Previously filed.